Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Zep Inc. for the registration of $200,000,000 of common stock, preferred stock, preferred stock purchase rights, depository shares, debt securities, warrants, purchase contract and units and to the incorporation by reference therein of our reports dated November 5, 2008, with respect to the consolidated and combined financial statements and schedule of Zep Inc., and the effectiveness of internal control over financial reporting of Zep Inc., included in its Annual Report (Form 10-K) for the year ended August 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

October 7, 2009